

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 6, 2008

<u>Via U.S. Mail and Fax (913) 360-5729</u>
Mr. Robert Zonneveld
Chief Financial Officer
MGP Ingredients, Inc.
100 Commercial Street, Box 130
Atchison, Kansas 66002

      Re: **MGP Ingredients, Inc.**
                Form 10-K for the Fiscal Year Ended July 1, 2007
                Filed September 12, 2007
                File No. 0-17196

                Form 10-Q for the Period Ended December 30, 2007
                Filed February 7, 2008

Dear Mr. Zonneveld:

      We have reviewed your response letter dated April 15, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended July 1, 2007

Revenue, page 51

1.   We note your response to our prior comment 1 regarding the classification of
        amounts recognized from USDA grants. We further note that Note 14 of your
        July 1, 2007 Form 10-K discloses the funds were required to be used for research,
        marketing, promotional and capital costs. Given the required use of these funds,
        please tell us in more detail why it is appropriate to recognize amounts received
        from the USDA grant in cost of sales.

Note 10. Operating Segments, page 66

2.   We note your response to prior comment number 5 regarding your impairment
        analysis for the Other segment. Please provide to us your five year consolidated
        earnings projection prepared in March 2007 and your computation of expected
        cash flows used to estimate fair value that you prepared in June 2007, December
        31, 2007 and March 2008. Please ensure to include your complete analysis which
        provides your estimate of the possible cash flows, probability assessment and
        discount rate used to determine expected cash flows per year. In addition, please
        address the following comments about your analysis:

        •   Your response states that you estimated you would need to generate annual
            segment sales of approximately $5.8 million in order to achieve your estimate
            of future cash flows as prepared in June 2007. Please clarify how this level of
            sales would enable you to recover the cost of your property, plant and
            equipment as you were operating this segment at a loss well before June 2007.
        •   Please explain why you incorporate cash flows from potential customers that
            you are in the negotiation stage in your expected cash flow analysis. Clarify
            the probability assessment you gave to the cash flows from the customer(s)
            that you were negotiating with in June 2007 and December 2007.
        •   Explain why you did not revise your expected cash flow assumptions after
            experiencing annualized sales at a rate of approximately 50% of what you had
            expected.
        •   Please clarify whether your existing pet customers had excess inventory as of
            December 31, 2007 and/or June 2007.
        •   Please clarify whether the customers with whom you had contracts with at
            June 2007 met expected target volumes at December 2007 and if so, whether
            this was included in your assumptions of future cash flows at that date.

3.   Please clarify why you have not disclosed the impairment concerns of your Other
        segment in your December 31, 2007 and September 30, 2007 Forms 10-Q. In this
        respect, your MD&A discussion should provide investors with disclosure
        surrounding trends management has noticed in the operations of your segments

and on the company as a whole. In addition, your impairment critical accounting estimates disclosure should address such factors as how you arrived at the estimate, how accurate the estimate has been in the past, how much the estimate ahs changed in the past, and whether the estimate is reasonably likely to change in the future. We refer you to sections III.B.3 and IV of SEC Release 33-8350, Commissions Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief